[Morgan’s Foods Letterhead]
July 13, 2009
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Attention:	Linda Cvrkel Branch Chief

Re:	Morgan’s Foods, Inc. Form 10-K for the year ended March 1, 2009 Filed June 1, 2009 File No. 1-08395
Dear Ms. Cvrkel:
On behalf of Morgan’s Foods, Inc. (the “Company”) this letter responds to the Staff’s comment letter dated June 11, 2009 regarding the Company’s above-referenced Form 10-K (the “2009 10-K”). The comments you provided are repeated in italics below. The Company’s responses are provided after the comment.
Liquidity and Capital Resources, page 14
Note 5. Debt
1.	We note from the discussion on page 14 and from the disclosure in note 5 to the Company’s financial statements that at the end of fiscal 2009, the Company was not in compliance with the consolidated fixed charge coverage ration of 1.2 or with the funded debt to EBITDAR ratio of 5.5 but has obtained waivers of the non-compliance. We also note that at the end of fiscal 2009, the Company was not in compliance with the individual fixed charge coverage ratio of 19 of its restaurant properties and has obtained waivers with respect to the non-compliance. Please tell us and revise the notes to your financial statements to disclose the period for which the waivers of these covenant violations have been obtained from your lenders. Also, please tell us and explain in the notes to your financial statements how the debt obligations to which these covenant violations relate have been classified in your March 1, 2009 balance sheet pursuant to the guidance in EITF 86-30. As part of your response and your revised disclosure, you should also explain the basis or rationale for your classification. We may have further comment upon receipt of your response.

Response:
The debt obligations of the Company which contain fixed charge coverage ratio and funded debt to EBITDAR requirements were classified as long-term, except for the amounts due within one year, in the 2009 Form 10-K. However, as a result of the Staff’s comment focusing on waivers of loan covenant violations which existed at March 1, 2009, and the periods for which the waivers of such covenant violations had been obtained from the Company’s lenders, management re-analyzed the relevant accounting guidance (ASC 470-10, formerly EITF 86-30), which indicates such waivers need to be effective for a one year period if the Company is unable to demonstrate that it is probable that such default will be cured or would not occur within the twelve months following year-end and determined to amend the Company’s 2009 10-K to change the classification of certain of the Company’s debt from long-term to current. Management has discussed the reclassification of the debt with the Company’s Audit Committee and the Company’s independent registered public accounting firm, Grant Thornton LLP. The Company’s financial statement notes will be revised accordingly in the Company’s amendment to the 2009 10-K and in future filings where applicable.
Note 7. Net Income (Loss) Per Common Share
2.	In future filings, please revise the note to your financial statements to include the disclosures required by paragraphs 40(a) and 40(c) of SFAS No. 128.
Response:
The following table reconciles the difference between basic and diluted earnings (loss) per common share.

	For the Fiscal Year ended March 1, 2009
	Income (Loss)	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS
Loss available to common shareholders	$(1,390,000)	2,934,995	$(0.47)

Effect of Dilutive Securities
Weighted Average Stock Options	—	8,420

Diluted EPS
Loss available to common shareholders	$(1,390,000)	2,943,415	$(0.47)

Options to purchase 70,000 common shares were outstanding during the fiscal year but were only included in the computation during the periods in which their exercise price was greater than the average market price of the common shares. Options for 62,500 shares, exercisable at $4.13 per share expire on April 1, 2009 and options for 7,500 shares, exercisable at $3.00 per share expire on January 7, 2010.
The Company will include the above disclosure or substantially similar disclosure in its future filings.

Note 8. Income Taxes, page 35
3.	We note from the disclosure in Note 8 that the valuation allowance related to deferred tax assets increased by $846,000 during fiscal 2009 due to a change in judgment regarding the future realization of deferred tax assets. Please tell us and revise the notes to your financial statements in future filings to explain in further detail the specific facts or circumstances which resulted in the change in judgment and the resultant increase in the deferred tax asset valuation allowance during fiscal 2009.
Response:
The valuation allowance increased $846,000 and $11,000 during fiscal years 2009 and 2008, respectively, from a change in projection of income that would allow the future utilization of deferred tax assets. A valuation allowance is recorded to reduce the deferred tax assets to the amount more likely than not to be realized in the future. During 2009 the Company increased the valuation allowance as a result of an increase in its net deferred tax assets and the Company’s conclusion about the amount of projected taxable income within the carry forward period that was more likely than not based on recent actual operating results and other current economic factors.
The Company will include the above disclosure or substantially similar disclosure in its future filings.
The Company acknowledges that:
(a) The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
(b) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact me at 216.359.2102 with any questions or to discuss this letter.
Sincerely,

/s/ Kenneth L. Hignett
Kenneth L. Hignett
Senior Vice President, Chief Financial Officer and Secretary